Exhibit 99.21
Notice to ASX/LSE

Rio Tinto board changes

21 February 2020

Rio Tinto will appoint three new independent non-executive directors to the board.

Hinda Gharbi, executive vice president of Reservoir & Infrastructure at Schlumberger Limited (Schlumberger), and Jennifer Nason, a Global Chairman at JP Morgan Chase & Co (JP Morgan), will join the board with effect from 1 March 2020. Ngaire Woods, Professor of Global Economic Governance at Oxford University, will join with effect from 1 September 2020.

The new directors broaden the experience of the board, bringing complementary skills and international expertise across diverse backgrounds in natural resources, finance, technology, governance and public policy. These appointments bring Rio Tinto’s board back to full strength at twelve directors.

Hinda Gharbi is executive vice president of Reservoir & Infrastructure at Schlumberger, a position she assumed in February, 2019. Ms Gharbi has been on the Schlumberger executive committee for the last three years and has been with the company for 24 years, working in various engineering, functional and line management positions, including health and safety, human resources, technology development and operations across France, Malaysia, Nigeria, Thailand, the United Kingdom and the United States. Hinda has dual Australian-Tunisian nationality.

Jennifer Nason is a Global Chairman at JP Morgan, with over 30 years’ experience of corporate finance and capital markets. For the past 17 years, she has led the Technology, Media and Telecommunications global client practice, based in the USA. During her time at JP Morgan, she has also worked in the metals and mining sector team in Australia. Jennifer has dual Australian-US nationality and is a current director and former chair of the American Australian Association.

Ngaire Woods CBE is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder and Director of the Global Economic Governance Programme at Oxford University. She has been a Fellow of University College, Oxford for the past 17 years. She has also been a visiting lecturer at Harvard University and the Central European University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund and the European Union. She serves on the board of the Stephen A. Schwarzman Education Foundation and as a Rhodes Trustee. Ngaire is a dual New Zealand and British citizen.

Rio Tinto chairman Simon Thompson said "I am delighted to welcome Hinda, Jennifer and Ngaire and look forward to benefiting from their insights and expertise in natural resources, finance, technology, governance and public policy. Their diverse international experience will further strengthen the Rio Tinto board.”

Rio Tinto confirms that, with respect to each of the new non-executive directors, there are no matters to be disclosed pursuant to Rule 9.6.13(1) – (6) of the Listing Rules of the UK Listing Authority.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Contacts

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Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
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M +44 7787 597 493

Media Relations, Americas
Matthew Klar
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Grant Donald
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This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.